Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 4, 2021

The following communications were made available on LinkedIn and Twitter on May 4, 2021:

LinkedIn:

[a copy of the article and transcription of the podcast linked in the social media post are set forth below]

Twitter:

[a copy of the article and transcription of the podcast linked in the social media post are set forth below]

The following article is linked in the social media postings set forth above:

CN’s Bid for Kansas City Southern, with JJ Ruest and Rob Reilly: RAIL GROUP ON AIR PODCAST

Written by William C. Vantuono, Editor-in-Chief

April 29, 2021

One month after Canadian Pacific and Kansas City Southern announced their intent to merge into CPKC (Canadian Pacific Kansas City), CN made a counter-offer it said is a “superior proposal” that “will result in a safer, faster, cleaner and stronger railway.” KCS, while moving forward with the CP deal, is now considering CN’s proposal. CN President and CEO JJ Ruest and Executive Vice President and Chief Operating Officer Rob Reilly discuss the merits of their offer with Railway Age Editor-in-Chief William C. Vantuono.

The following is the transcript of a podcast linked in the social media postings set forth above:

Rail Group On Air Podcast

William Vantuono: JJ, you said that an opportunity like this comes along once in a lifetime. Why don’t you expand on that a bit?

JJ Ruest: Yeah, so first of all, thank you for having us, Bill. Rob and I are very excited to be on your webcast. It is an important [inaudible 00:03:26] once in our lifetime ... I don’t know, Bill, how many of those you went to. I’m talking merger of [inaudible 00:03:33] railroad to coming together. When I was a younger man, I was a customer of the railroad and I watched from a distance CSX and [inaudible 00:03:44] and when I joined CN, we did a number of merger. Probably the biggest one was with the Illinois Central. That was quite exciting at that time and therefore seeing we have some good experience with merger integration and working with STB and customers.

JJ Ruest: But this one is significant. Rob and I have the opportunity to actual be a major player to that at a very senior level, so when we decided to make the move, it was quite an exciting moment at that board meeting.

William Vantuono: So let me ask you, when the CP KCS deal was announced, were you surprised initially? Because from what I know, they really kept things under wraps and they did quite a good job of that.

JJ Ruest: As you probably know, we’ve been asked that question many, many times. CN has always been looking for organic growth but also buying railroad, joining with other partners, build a bigger network. You go back to the days of VIPO, you remember Paul [Tellier 00:04:49] and Hunter Harrison, but Paul Tellier’s vision, early days, was to create an NAFTA railroad. At that time it was known as NAFTA, the QSMCA. That’s how we joined the course with the Illinois Central that runs from Chicago to New Orleans. That’s how also we got into a marketing alliance with Mark [Haverty 00:05:09] and his team, and Gerald [Devies 00:05:11] who eventually was chief marketing officer of KCS. Before that he was chief marketing officer, as you remember, of CN.

JJ Ruest: So with decision of the board, KCS, recently to decide that they were going to be selling the company, crystallizing the value for the shareholders became as a very good news. In other words, we now had an opportunity to create ... confirm the vision that we’ve had for the last 25 years. We look at other things, as you know, through the history. We look at combining with BN and I’m assuming other railroad too over the last 25 years. I’ve been looking at who they were partnered with and including the KCS, but the moment is now. This is a file that we’re extremely familiar with because we’ve had long term dealing and vision about a NAFTA railroad just because we know with Mr. Biden and Mr. Trump and the USMCA is about to take off again.

JJ Ruest: I don’t know, Rob, if you want to add something. You came from the BN and I think BN’s always been looking at KCS from a very close point of view.

Rob Reilly: Yeah, so I think KCS has been one of those railroads that really all the class ones have looked at, quite honestly, and certainly at CN, as JJ said, we’ve seen a strategic fit that it makes for our network, and as JJ said, the timing is right now. When you look at what’s going on with the USMCA agreement being extended, when you look at what’s going on with world manufacturing coming closer to North America and you look at the economy coming back just as JJ talked about.

Rob Reilly: This USMCA needs a strong railroad that’s going to pull all that together, and we feel like we bring a lot of options to the table for shippers, and we talked a little bit about that before we started here, but we have many options and many positives that we think we bring to this merger and I spent my first 30 years with BNSF working all over the Western US and Chicago four times and California and Texas and every place in between and worked a lot with the KCS team shoulder to shoulder, and they are a very good team. I think culturally, philosophically, we would make a really good fit in terms of a railroad partnership.

JJ Ruest: If I may, Bill, something that’s maybe not very well known, but Rob was born and raised not too far from Kansas City in Topeka, so that’s actually part of his neck of the world, that it’s very relevant also to his knowledge of the need to make sure we are good citizens in Kansas City if we are allowed to proceed further with our proposal.

William Vantuono: So getting back, JJ, to what you were saying about organic growth, this is something that you’ve been looking at various options now for quite some time. Going back to the ... and I well remember the attempt to merge with BNSF that the STB shot down and developed those new merger rules as a result of that. So if this CP hadn’t come out first, would this have been a combination you would have eventually had gotten around to?

JJ Ruest: The opportunity was really always around not so much what the other railroad is promoting but around what the board at KCS and the KCS management wants to do. They have done a very fantastic job of building that franchise over the last 25 years. They bought the Tex-Mex, they bought the remaining shareholders’ shareholding of the Mexican part. They’ve improved their costs, they’ve put some capital in the plan to make it better, and they created something that’s valuable not only just in asset but also in people talent. So, it was a question of time but the time is really decided by the owner, by the board of the KCS and that’s what is really ... is key at this moment in time is not so much that there’s other parties who may want to own what they have. I mean, that’s the obvious. I think it’s more about when is the board of KCS decide, if they decide to sell?

JJ Ruest: And obviously I think where they’re at right now, they will most likely proceed with their transaction [inaudible 00:09:31]. It’s a question of when and with who and at what price and what conditions, so I think that’s really ... They’re the one who are decide at the moment and it’s a moment that we’re extremely happy to capitalize on.

William Vantuono: So Rob, I’d like you to talk a little bit about some of the ... this question of overlap. You have two really good operating people here, okay? You’ve got yourself and as you well know, Keith [Kreel 00:10:05]’s a good operating person, very good, and there seems to be some question as to how much overlap is there? CP says there isn’t any overlap at all with KCS, but there’s a lot of overlap with CN. You folks are saying no, that’s not exactly the case, and I know it can get pretty complicated. Looking at a railroad map, it’s not the spaghetti bowl that you have in the east with Norfolk, Southern and CSX, but nevertheless, maybe you could try to explain exactly where you’re coming from in terms of lines and overlap. What are we really looking at here?

Rob Reilly: Absolutely, absolutely. So I’d start with the overlap. We said this in the analysts’ call when we first announced. We did our quarterly earnings call this week and reiterated it, but really, in terms of overlap, customers going from two options today, meaning CN and KCS going to one. That really lies between Baton Rouge and New Orleans, and we recognize that going in and nothing’s changed with that recognition. And we’ve said all along that we will remedy that. There’s a lot of ways you can remedy it. You can sell it off, you can short line it, you can allow trackage and [inaudible 00:11:29]. There’s a lot of ways to do it, but we will do that when the time comes. There’s no doubt about that. We can’t leave that unmitigated.

Rob Reilly: Those are the only places that we have customers going from two to one. Now you’re seeing a lot of maps that are out there these days, Bill, and I know you know the network quite well, that somehow paint middle America as having only two north-south rail options, you know? And what you see in front of you is actually there’s multiple options. There’s multiple options. UP has three routes north-south, BNSF has two really good routes north-south as does CSX and NS, and in our proposal a lot of that was truck to rail conversion. We’re competing with I-35 that goes through the congested outskirts of Austin and Dallas-Fort Worth and Oak City and Kansas City, and we compete with I-55 today. And oh, by the way, we compete with the Mississippi River and barge traffic today.

Rob Reilly: My point is, don’t get head faked by maps that somehow erase all the other rail lines that are running north-south in a very dense couple hundred mile span of middle America, because there are a lot of options. What interests us about the KCS is that our line from Chicago to New Orleans, the old IC, gets us to New Orleans. Last I checked, you can’t get to Mexico from New Orleans, and what the KCS line is actually gets us into Mexico, and everything we talked about when we were looking at it with the USMCA nearshoring, that’s what we want to be part of and play in, and that’s where our options of our railroad and the span of our railroad actually helps that.

William Vantuono: Houston to the border, where KCS does have to go over the UP at some point as would CN. Do you have any feeling for how Union Pacific is looking at all this? Because they’ve got the most touchpoints on the border. Laredo is the most important link.

Rob Reilly: Yeah, so been there multiple times, Houston and ... it was part of my territory, and recognize that KCS operates from Beaumont to Rosenberg over the Union Pacific. They do today, but yeah, been to Laredo Bridge, and as far as the conversations with the specific railroads, JJ certainly had some initial conversations with his counterparts, but the time and the place when some of that discussion becomes more real will be later on, certainly. But very familiar with the route, very familiar how KCS put that together with the Tex-Mex over to Laredo as well, and recognize that the Laredo Bridge is the busiest rail corridor coming to and from the US and Mexico. It’s an important one not only for KCS but Union Pacific obviously. BNSF runs haulage trains across there as well, so it is a busy bridge and certainly we recognize that going into this.

William Vantuono: In Canada you have a co-production agreement with CP. JJ, that’s still in place, is it not, across the prairies?

JJ Ruest: It’s actually-

William Vantuono: Where you have some directional traffic?

JJ Ruest: Yeah. So there’s a co-production. We call it directional traffic. It’s really, as you get closer to Vancouver and it’s in the canyon of the Fraser River, so you go to the coast on the CN railroad and you come back to the coast on the CP railroad, and the co-production as we exchange capacity. And then it’s kind of ... I call this in the world of trading as long as we have kind of the equipment, we exchange equipment capacity, we keep a running tab and then if the running tab [inaudible 00:15:31] at some point get imbalance, there’s some remedy for that. But that’s made in the spirit of ... It’s a very challenging location from a geography point of view. A little difficult to build more track because the track at the time were built on the side of mountain and-

William Vantuono: Oh yes, I’ve been across that territory. Oh yeah.

JJ Ruest: That’s right, it’s beautiful, and the grade to Vancouver is actually more positive on CN. Most of the train to Vancouver are actually quite heavy from a tonnage point of view, and the grade coming back on the CP is a little more challenging, but when you come back from Vancouver, typically you’re coming with containers that’s like a freight. But really, no relation to what we’re envisaged to be in the proposed CN-KCS. A lot of our business case is based on diverting traffic from the highway, putting business on the [inaudible 00:16:23] train, building a superior network, can compete with all these routes you see on that map, namely the UP and the BN mostly, but also competing with the I-35 which has a lot of freight, even more freight maybe than the railroads, and eventually ... Look at this as a very long term strategy, very long term play.

JJ Ruest: So what are the bottleneck of today? Eventually it will be addressed, and that’s the same thing with how you cross the border between Mexico and United States. Just think of how what we built of the northern side is how we cross the border between Western Canada and Chicago and what we built there over time, double track, places for US Customs to actually access the train directly. We’ve built inspection building right at the border, right close to the train. We actually do this as a service for US Customs. So we’ve actually been very mindful to build over the years things that really make the border very, very fluid and give us the opportunity to combine with KCS and we will work with their team to make the US and Mexico border as fluid as can be.

JJ Ruest: So what’s there today is there today, but put it in a context of a long term partnership, long term combination and we will replicate a lot of our ... We’re very much solution minded and we’ll bring the solution all across the network. Our pitch here is not about somebody’s [inaudible 00:17:50] process different than somebody else. The regular process is the same for all. There’s nothing that’s insoluble in terms of regulatory process, so you’ve got to get down to what the real agenda is. What choice do we create? What new product do we create? How much value do we bring to the economy? And is that going to be resonate with people who actually buy freight?

JJ Ruest: And as I speak to you today, on Monday after only a few days of being out of announcement [inaudible 00:18:16] last week, we announced that we had 400 customers and stakeholders who filed in support of CN after basically just four working days. And today as we speak we haven’t filed them with the STB yet but we have a total of 615 letters supporting us and the remaining 215 will be filed in time. But these are people that are saying ... They’re looking at us as, “Hey, there’s something in it for them. There’s something in it for their industry. There’s something in it for those who move freight. There’s something in it for those who want to use a more carbon efficient, more fulsome solution between Canada and Mexico.” Not something that starts at the border and then finished in Chicago where you have to hitchhike your way into the highway with your container. It’s something different and it’s something for which there is role for it today.

JJ Ruest: So it needs to be heard because we should not deprive ourself of a great solution and get stuck into so-called use difference in regulatory process because in fact in our view, there’s nothing insoluble in term of your so-called regulatory problem.

William Vantuono: The reason why I asked about the co-production agreement in Western Canada, Rob, this is really a question for you, for the US operations if this goes through, do you see any directional traffic? Is there a way you can optimize? Because there are some parallel ... There would be parallel lines even though they’re fairly far apart. It’s not like in Western Canada where I remember high railing on the CP and during their west cap project a long time ago and looking across the river and seeing the CN. It’s not the case here obviously but is there something like that possible? Some sort of directional routing?

Rob Reilly: Right. Just so I understand you, Bill, you’re talking about with another railroad or within our own railroad?

William Vantuono: Well, within a combined CN-KCS.

Rob Reilly: Oh, I see.

William Vantuono: Yes, mm-hmm (affirmative).

Rob Reilly: Okay. I think you pointed it out. Our parallel about 400 plus miles apart from each other, but I guess you could say I-5 and I-95 are parallel too, in some ways.

William Vantuono: That’s a good way of putting it.

Rob Reilly: I think Kansas City to Detroit, when you look at that and basically connecting our railroad to the KCS just southwest of Springfield, Illinois, provides an option because as you know, the western railroads, for the most part, stop in Chicago and the ability to cross that middle of the railroad connections and actually bring some optionality for the auto part industry from Detroit to Kansas City, as you know, Norfolk Southern goes there now. I think we provide another choice there that is direct line service. So that’s how we see some of that.

Rob Reilly: In terms of the intermodal product, we can go both ways whether it is in the north-south, Shreveport to Kansas City up to what we’d call the Kansas City Speedway through Springfield or across the Meridian Speedway up Jackson to Chicago as well. You know, the value, and you saw this ... You talked about the announcement when it happened back in March, if you listen to that, the opportunity that they saw is the same as what we see in terms of truck to rail conversion and that truck to rail conversion is the Mexican-South Texas market to the upper Midwest and Southern Ontario. That’s really where we see the density of that, and that’s where our network comes into play, is when you get to Chicago, we don’t go into Chicago. We come 30 plus miles south of Chicago at a place called Madison, Illinois and hang a right and go east right into Indiana around the south edge of Lake Michigan straight into Detroit on our own tracks. We’re the only one that has our own tracks east of Chicago that would be coming from this route.

Rob Reilly: And then as you cross over the border, the tunnel at Sarnia is actually double stack clearance for high cubes and can take traffic right into Toronto. So it is a shorter route, it’s a faster route. We think time means money for shippers and that’s really where the opportunity is. I know the other option out there would have you coming into the northwest suburbs of Chicago near O’Hare airport, and as you know, that’s got to slug its way through the city of Chicago either on a belt line and then get to the East Side and hand off to a carrier or use trackage rights to get out of there.

Rob Reilly: I spent a good third of my career working in Chicago on the ground in the city of Chicago. I know what it takes to get freight through Chicago when times get tough, winter and it gets busy. I’ve been there, done that, and I was working in Chicago as a general manager when the CN bought the EJ and E and we all knew what that meant. Anybody that’s operated in Chicago knows what that means, and I certainly have seen that firsthand in my short time here, but it is a true advantage when you talk about the routing around Chicago to head straight to Detroit and Southern Ontario.

William Vantuono: And in your time at CN you have learned how to say Baton Rouge.

Rob Reilly: Baton Rouge.

William Vantuono: I noticed that.

Rob Reilly: There’s still a little Kansas twang in there though.

William Vantuono: A little bit. So, to get from Eastern Canada through Ontario province, and I’ve spent a good amount of time in Toronto and observing some of the traffic. I’ve been to MacMillan Yard and so you come across the border at Sarnia and then the connection from there from the tunnel, then how exactly do you get ... I’m just trying to visualize this for ... because this is an audio and I like our listeners to try to visualize how do you get from Sarnia to your network outside of Chicago?

Rob Reilly: We come right across at Michigan at a place called Port Huron. That’s the other side of the tunnel, two mile tunnel. Spent my first week with CN and unfortunately in the middle of that tunnel, so unfortunately I know it quite well and then from there we connect onto Detroit and then down through the south of the Lake Michigan into the J actually, south of Chicago.

JJ Ruest: If I may ask, Bill, this is a very modern tunnel. It was built back in the days of Paul Tellier’s. It was probably one of the youngest rail tunnel that there is in North America and you could do double stack, high, high container in that tunnel. You can fit any size train including multilevel. The other tunnel that’s connecting under the two country, the one in Detroit does not have quite the same clearance, so when you come in that model train from the port of Montreal, if you move on the other railroad, they actually go to the United States via Buffalo. They run on CSX and then they get to Chicago on the CSX railroad. CN does that on our own railroad using our own tunnel. We control that with dispatch, so that really is a big difference and it’s because back in the days of Paul Tellier, just before the IPO [inaudible 00:25:46] about Canada-US trade and you put a big bet on building that two-mile tunnel under the Saint Clair River.

JJ Ruest: If I may just emphasize some of the example that Rob was saying earlier, we described the route and the whole route that we have and want to create, especially about the [inaudible 00:26:04] in Chicago, many, many customers who ship long haul have given up on try to use railroad, partly because of a reason that Rob was talking about, how difficult it is to go over Chicago and then not quite getting there from that.

JJ Ruest: I’ll give you an example. Most of the french fries that people in Mexico eat, they come from Canada, from Eastern Canada. Big potato farm in [inaudible 00:26:27] province, big, frozen french fries movement from Atlantic Canada all the way to Mexico City from the prairie province, big potato farm, frozen french fries moving in reefer truck and we’d love to convert more on that in reefer container if we could create a route, single carrier route all the way to Mexico City and give them the consistency that they have. We won’t be as fast as truck but we’re going to be much more price efficient. We’re going to be more fuel efficient and we could also be consistent if we do this as one.

JJ Ruest: And on their way back, people in Michigan and Ontario and Midwest, we all eat a lot of produce and processed food that comes from Mexico which also needs temperature control in the same container coming back out. Too much of that today still on the highway back on the I-35 and it needs to be on the railroad. It’s up to the railroad to recreate a product that address the need of those customer and that’s what this is all about. That’s why a lot of our growth is coming from the highway, but this moving exist today. Frozen fries and frozen pork is moving to Mexico in a large way. Mexico is selling us garlic. They’re sending us processed food. They also send us obviously a lot of parts for the assembly plant in Michigan [inaudible 00:27:46] Ontario and vice versa. A lot of the same, a lot of the parts plant from the Midwest also shipping parts to these newer, more recent assembly plant.

JJ Ruest: And too much of that still is on the highway today. But even what’s moving on the railroad could be done better if it’s done with a single line. Rob’s got a program also to upgrade some of the track on KCS. We will be upgrading some of the section to make their asset even more valuable once connected, so there’s a long term vision about creating more options, more product and it’s not about ... It’s not a merger which is largely based on taking business from another railroad. It’s a merger about taking future growth and existing business from the highway and taking future growth which will come with the GDP to be sure that some of that remains ... come on the railroad as opposed to keep on going back to the highway and the I-35 and et cetera, et cetera.

William Vantuono: So would you agree that some of that growth would come about as a result of what’s called nearshoring manufacturing?

JJ Ruest: Yes.

William Vantuono: Switching from the far east, Asia, China, to North America, a lot of it in Mexico, but also Canada and the US, nearshoring?

JJ Ruest: Yeah, very much so. I’ve been going to China for the last 25 years and China has changed huge in the last 25 years. My early trips, China had very difficult infrastructure, labor very cheap, standard of living very low. You go today, that’s before COVID when we could still travel, the labor cost in China on the coastal province is way high. People now, they want to have a good standard of living. They’re not necessarily actually want to work in the factory. They want to work in better condition and getting better pay. So it’s not so much that the salary in Canada, Mexico and United States have come down. It’s the salary and the expectation of workers in the coastal province of China has gone way up in one generation and frankly Mexico today, where their manufacturing sector and their labor cost can and will rival with the manufacturing complex of China.

JJ Ruest: So some of these plants have moved to Vietnam and Bangladesh and whatnot but some of them have and will be moving to nearshoring. It might be a US plant, it might be a Mexican plant, it might be a Canadian plant. Mexico might have probably an advantage to the USMCA because of their labor cost obviously, but it is part of what’s ahead of us. We want to build the railroad for the future economy, not the economy of the past.

JJ Ruest: We’ve relied for a long time on [inaudible 00:30:35] coal for a period of time. We relied on the crude by rail. [inaudible 00:30:39] coal typically going out ... It’s circular, it’s real, it’s become quite small. Crude by rail, you can’t build a company around that because it’s too volatile. The consumer, he’s going to be there for the next 30 years and nearshoring is also going to be [inaudible 00:30:59], you’re right. So it is definitely part of the three rising tide, if you wish, that we see as part of our proposal.

William Vantuono: I wanted to ask you about the regulatory scene and not really in the United States. We know it quite well, but I’m just curious, we haven’t heard much out of the Canadian government or the Mexican government about either combination. Can you speak to that?

JJ Ruest: Yes, so maybe start with the Mexican government. In time the group that the board of KCS will want to close a transaction with, we’ll have to get the concurrence of the Mexican government, go through their ... basically get their sign off, so there is a regulatory process in Mexico. It’s nowhere as demanding, if you wish, as what have on the STB. And on the Canadian side, there’s actually no asset changing hand on the Canadian side. So the merger is not happening in Canada. The merger is talking of a change of ownership of US asset and change of ownership of Mexican asset. So on the Canadian side, it’s not really a big deal because the merger is not happening here.

JJ Ruest: But there is an interest, obviously, but it’s really STB and the Mexican government. They’re the regulatory body for this transaction. I don’t know, Rob, if you want to add ...

Rob Reilly: Yeah, no, I think you hit it and you talked about the US in terms of understanding the regulatory piece, so you certainly understand that piece, and really, our ask right now is really centered around the voting trust. We really want that to be looked at the same way as CP’s. Ours is the same exact trust with the same trustee, and we just want it to be approved on the same timeline, same standards, same fairness applied to it and we encourage the STB and I know they will do everything they can to get this approved by the end of May, is really our ask and nothing more, nothing less than that.

William Vantuono: JJ, if you care to speculate, what would your next move be if a decision doesn’t go in your favor?

JJ Ruest: We believe the decision will go in our favor. We believe that after having completed [inaudible 00:33:21] with KCS, we will know more than today. We believe that this will reinforce our bid and our decision to go forward. We believe the STB regarding the voting trust, which is the next point, should end up [inaudible 00:33:33] processed and it’s fairly efficient and therefore they should review our request for the voting trust to be done standard the same way they’ve done with CP, could be on the same timeline and to be issued at the same time. I think it would only be fair and equitable that the STB would do that, frankly.

JJ Ruest: But we believe despite everything that has been said, not all of it being accurate, we are convinced that the processes will be done in such a way that there’s no unsolvable regulatory problem for us to resolve. It’s just a question of time and be focused on solution, and we’re looking for the STB to apply same standards, same timeline and issue the decision at the same time.

William Vantuono: You and I have ... we’ve talked baseball. You like to use baseball analogies.

JJ Ruest: Yes.

William Vantuono: What’s the baseball analogy here, JJ? Is it the bottom of the ninth where the score is tied or maybe you’re behind by three runs and you’re at the plate and it’s two strikes and three balls but the bases are loaded and you’ve got to swing for the seats and try to hit a grand slam. What’s your baseball analogy here?

JJ Ruest: Maybe one analogy is it is early in the game because when you think of the whole process, it will probably bring us all the way to early 2023 by the time first you have the voting trust, you have the shareholders meeting of KCS and then you have the regulatory process within itself is the most significant part. But CP got at bat before us because they made the first offer. We’re now at bat. We’ve been at bat now for basically a week. We’ve got large support from customers. We’re making our case. We’ve got a lot of coverage, but I think it’s very early in the game. Maybe the top of the second inning or beginning of the second inning.

JJ Ruest: There’s a lot of baseball left in that game, and the baseball, really the game is to go all the way to the finish, which is close the transaction and take the company out of the voting trust and do the real work, which is the integration of the two networks. So, lots of baseball left.

William Vantuono: And would you say that you’re in preparation for this? Spring training went well?

JJ Ruest: We did the spring training very quietly. Nobody knew that we were going to make an announcement Tuesday morning of last week. I think that secret was very well kept and then not that we didn’t work on it, we’ve been working on it very hard, and you could see how much we’ve made and how much wave we’ve created in just seven days, but in seven days we’re even able to attract the attention of the board of KCS enough that they want to give us a chance to do the due diligence to eventually see if we would become firm as the superior offer. But more can go back and forth, but huge progress in very short time.

Rob Reilly: I agree, agree, and from a baseball standpoint, the bullpen’s ready and they’ll be ready to close it out when we call on them.

JJ Ruest: We think it’s a very exciting project, exciting for ... We want to make it exciting for the KCS team. We really want to make a merger that’s inclusive of their talent and everything they have to offer. We want to make this a pro-competitive combination, something that customers would have their voice eventually to the new rule. We want to create option, want to create new route. We want to create solution that don’t quite exist today, where the rail solution today, they tend to start at a handoff at Laredo and then the next handoff is in Chicago where you have to basically finish the journey by truck.

JJ Ruest: We want to create an environment where people have career opportunity and this is all about helping the recovery from COVID. The timing of that is quite useful. The economy is about to restart, if it hasn’t restarted already, so there’s going to be the rising tide of post-COVID, the rising tide of GDP, the rising tide of USMCA, the rising tide of the nearshoring that you talked about, and frankly, also the rising start of technology. Rob has got some very neat thing that he’s deployed and really turned into a real producer of results, especially, for example, on the safety side, that we would love to deploy our portal and we would love to deploy our inspection car on a bigger network all the way down to Mexico City and Lazaro Cardenas, and make their railroads and even safer railroad.

JJ Ruest: You save money when less incidents, you save money, you have a more predictive, more reliable product, more reliable service, except there’s many, many, many, many reason for the KCS to join another railroad and frankly we think we’re the better choice, not just in price. 325 is bigger than 275. I think that’s the obvious from the financial side, but also for all of these other reason I just mentioned, I hope that ... And I hope that the better choice, the more long term choice eventually is the choice that will prevail. I know, Rob, if you want to add to that on our closing comments?

Rob Reilly: Yeah, that was really well said. I think with the KCS-CN combination, it really is unlocking a lot of options for shippers. That’s how we look at it, whether it’s the intermodal network from Mexico and South Texas to the upper Midwest and Southern Ontario. See huge opportunities there in terms of a truck to rail conversion, whether it’s the auto industry from Kansas City to Detroit, whether it’s the Midwestern farmers in Iowa, in Wisconsin and Southern Illinois, to now have the access to the Mexican market on a single line railroad. I think that’s huge for them.

Rob Reilly: I think the lumber and panel buyers in South Texas in the Dallas and Houston markets that have really taken off over the past decade, combining that with our forest products network and our center beams and boxcars and being able to tie that in from Northern BC all the way down to South Texas, it’s all good and that’s really how we look at it, is are the options that really become available to customers.

JJ Ruest: That’s right. North America needs a green transportation network that can really offer solutions to what’s on the highway, and people on the highway today, especially for these long haul distance, they are looking for other solution, ideally better solution, and I think that’s really what we have here in these now over 600 letter of support, that there’s a very strong appetite to create a premiere railroad, a railroad for this decade, addressing this decade’s needs. So thank you for doing this, Bill, and it’s always good to be able to spend time with you and chat about baseball and rail business.

William Vantuono: Well I wanted to thank you both for joining me on this podcast and we’ve been following this very closely. Today is the 28th of April and I haven’t gotten that much sleep in the past month. Well, the past 10 days, but even before that, but it’s what we do, so you’re certainly keeping us on our toes here at Railway H, and we’ll continue to follow this game as it plays out. Thank you so much for joining us-

JJ Ruest: Thank you.

William Vantuono: ... but most of all, I wish you both best of health. I know things are kind of tough up in Canada. Hopefully they’ll get better soon, and we’ll come out of this. We’ll certainly come out of this.

JJ Ruest: Yes we will, and in the meantime you can count on CN to swing at a fastball. We’re not giving up here, we’re fully committed.

William Vantuono: Yeah, but you swing at curveballs too, right?

Rob Reilly: We swing at strike zone, in the strike zone.

William Vantuono: In the strike zone, okay.

JJ Ruest: If it’s in the strike zone, I think we had this discussion in the past, if in the strike zone, we extend our arm and we hit.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.